SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Block Listing Six Monthly Return

Schedule 5

To	Listing Applications, Corporate Listing Department, Irish Stock Exchange
Date	24 August 2012

Please ensure the entries on this return are typed or printed electronically
1	Name of applicant	Ryanair Holdings PLC
2	Name of scheme	2003 Share Option Scheme
3	Period of return	From	01 April 2011	To	31 Mar 2012
4	Balance of unallotted securities under scheme(s) from previous return	15,819,972
5	Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for)	N/A
6	Less: Number of securities issued/allotted under scheme(s) during period	2,518,346 Ryanair Holdings plc Share option plan 2003
7	Equals: Balance under scheme(s) not yet issued/allotted at end of period	13,301,626

Name of contact		Juliusz Komorek
Telephone number of contact		+353 1 812 1236

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 28 August, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary